Jingwei International Limited
Room 1605 Tianan Hi-Tech Plaza
Tower A, Tianan Cyber Park
Futian District, Shenzhen PRC 518040

November 28 , 2007

Ms. Elaine Wolff, Legal Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 4561

Re:	Jingwei International Limited Form SB-2 Registration Statement File No. 333-145496

Dear Ms. Wolff:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form SB-2 (No. 333-145496) (together, the “Registration Statement”) of Jingwei International Limited, a Nevada corporation (the “Company” or “Jingwei”). Amendment No. 3 responds to the comments set forth in the Staff’s letter dated November 20, 2007 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

General

1.	Our response letter dated November 13, 2007 will be transmitted herewith for filing as correspondence on EDGAR.

Risk Related to the Common Stock, page 10

2.	The disclosure on page 10 of Amendment No. 3 has been revised in accordance with the Staff’s comment.

Business Outlook, page 15

3.	The disclosure on page 16 of Amendment No. 3 has been revised in accordance with the Staff’s comment.

Certain Relationships and Related Party transactions, page 39

4.	The disclosure on page 39 of Amendment No. 3 has been revised in accordance with the Staff’s comment.

5.
The disclosure on page 16 of Amendment No. 3 has been revised in accordance with the Staff’s comment. We supplementally confirm to the Staff that one unit consists of one share of our common stock and 0.30 of a warrant to purchase one share of our common stock and that the price of one unit was $5.00.

6.	The disclosure on page 39 of Amendment No. 3 has been revised in accordance with the Staff’s comment.

7.
We respectfully advise the Staff that upon review of the beneficial ownership rules provided in Item 403 of Regulation S-B, Synergy Business Consulting LLC (“Synergy”), which as of October 30, 2007 holds 100,000 shares of our common stock, does not fall within the category of persons required to be included in the beneficial ownership table on page 40 of Amendment No. 3. As reported in a Form 4 filed with the Commission on May 18, 2007, Synergy disposed of 1,900,000 shares our common stock, and accordingly ceased to be the beneficial owner of more than five percent of our common stock. In addition, the beneficial owner of Synergy, Mr. Bartly Loethen resigned as one of our directors in connection with the Share Exchange.

Part II, Information Not Required in Prospectus

28.	We have included as Exhibit 23.3 to the Registration Statement the consent of Guang Dong Jindi Law Office to the use of its name in the Registration Statement.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated. If you have further questions please feel free to contact either Mitchell Nussbaum of Loeb & Loeb LLP at (212) 407-4159 or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP at (212) 407-4970 . Thank you.

Sincerely,

/s/ Regis Kwong
Regis Kwong
Chief Executive Officer
Jingwei International Limited